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TYPE 425
SEQUENCE: 1
DESCRIPTION: FILING OF COMMUNICATION

               Filed by General Motors Corporation (GM)
               Subject Company - General Motors Corporation
               Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

The following is a GM press release issued on April 20, 2000.

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[GM LOGO]                    GENERAL MOTORS CORPORATION                     NEWS
             300 Renaissance Center, Detroit, Michigan, 48265-3000

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For Release   Thursday, April 20, 2000         Contact:  Catherine Dunsby
                                               --------
                                                         (212) 418-6385


      GM ANNOUNCES EXCHANGE RATIO FOR REPURCHASE OF GM $1-2/3 COMMON STOCK


   DETROIT -- General Motors Corp. (NYSE: GM, GMH) today announced the exchange ratio relating to its plan to repurchase up to about 14% of its GM $1-2/3 par value common stock through an exchange offer of approximately $9 billion of GM Class H common stock. GM will issue 1.065 shares of Class H stock for each share of GM $1-2/3 stock that is validly tendered in the exchange offer. The exchange ratio reflects a premium of 17.7% on GM $1-2/3 stock, based on yesterday's closing prices of $88.50 per share of GM $1-2/3 and $97.81 per share of Class H on the NYSE composite tape.

   GM will accept up to 86,396,977 shares of GM $1-2/3 stock and will issue up to 92,012,781 shares of Class H stock. If more than 86,396,977 shares of GM $1-2/3 stock are validly tendered, GM will accept such shares on a pro rata basis under the terms of the exchange offer.

   GM plans to commence the offer on Monday, April 24, 2000. The offer is expected to expire at midnight, EDT, on Friday, May 19, 2000.

   This exchange offer is an important element of GM's previously announced plan to restructure its economic interest in Hughes in order for GM and its stockholders to realize more of the economic value of Hughes arising from the corporation's ownership of Hughes. GM also plans to contribute, during the second quarter of 2000, about $7 billion of Class H stock to its U.S. Hourly Rate Employee Pension Plan and a trust established principally to fund retiree health care benefits.

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   These two transactions are a continuation of General Motors' efforts to further strengthen its financial position and to create significant value for its stockholders. Specifically, GM expects that the plan will result in the following benefits to GM and its stockholders:

 . A significant improvement in the earnings per share attributable to GM $1-2/3 common stock as a result of the reduction of the number of shares of GM
   $1-2/3 stock outstanding.

 . A strengthening in GM's overall financial position as a result of a reduction in annual pension expense and other post-retirement employee benefit expenses.

 . A substantial benefit to the liquidity of Class H stock as a result of the issuance of Class H stock in connection with these transactions, which GM believes will benefit Class H stockholders over time.

   General Motors originally announced the transactions on Feb. 1, 2000, and later increased the maximum amount of Class H stock to be issued in the exchange offer from $8 billion to $9 billion.

   GM has returned more than $25 billion of value to stockholders since 1997, through the spin-offs of Hughes Defense and Delphi Automotive Systems and significant repurchases of shares of GM $1-2/3 stock. From 1997-1999, GM effectively returned approximately 84 percent of its earnings to stockholders through dividends and share repurchases.

   A prospectus covering the exchange offer will be distributed to holders of GM's $1-2/3 stock when the exchange offer commences. If stockholders have questions about the transaction after reading the prospectus, GM's information agent will be available to answer questions and provide assistance.

   Morgan Stanley Dean Witter is acting as dealer manager for General Motors in connection with the exchange offer. Hughes has engaged Salomon Smith Barney, Inc. as marketing manager in connection with the exchange offer.


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     GM urges holders of GM $1-2/3 common stock to read the final Registration
Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, when it is finalized and distributed to GM $1-2/3 common stockholders, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' web site at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy., (MC 480-000-FC1), Madison Heights, Mich. 48071.
Telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.

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